Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company New Gold Inc. (“New Gold” or the “Company”) Suite 3320, 181 Bay Street Toronto, Ontario M5J 2T3

Item 2	Date of Material Change June 9, 2020

Item 3	News Release A news release was issued by the Company on June 9, 2020 through the facilities of Business Wire and was subsequently filed on SEDAR.

Item 4
Summary of Material Change

On June 9, 2020, the Company announced that it had entered into an asset purchase agreement (the “Agreement”) with Artemis Gold Inc. (“Artemis”) to divest its Blackwater Project (“Blackwater”) located in British Columbia, Canada (the “Transaction”). The consideration for the Transaction will be comprised of:

(i)    total cash consideration of C$190 million comprised of an initial cash payment of C$140 million upon closing of the Transaction and C$50 million in cash payable twelve months following closing of the Transaction (the "Second Instalment");

(ii)     a gold stream in favor of New Gold, described in more detail below; and

(iii)   C$20 million in Artemis common shares (the "Consideration Shares") upon closing of the Transaction, subject to New Gold not acquiring more than 9.9% of Artemis’ issued and outstanding common shares, in which case the difference between C$20 million and the value of the Consideration Shares issued to New Gold shall be added to the Second Instalment.

Item 5
Full Description of Material Change

On June 9, 2020, the Company announced that it had reached a deal to sell to Artemis all of New Gold's property, assets and rights related to Blackwater.
Under the terms of the Agreement, New Gold will receive consideration comprised of the following:

• C$190 million in cash comprised of C$140 million in cash upon closing of the Transaction and the Second Instalment of C$50 million in cash payable twelve months following closing of the Transaction. The Second Instalment will be secured by a first ranking priority security interest over Blackwater granted in favour of New Gold

•  A gold stream on 8% gold produced from Blackwater, reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to
New Gold pursuant to a gold purchase and sale agreement to be entered into between New Gold and Artemis upon the closing of the Transaction. The stream is subject to a transfer price equal to 35% of the spot gold price;

•  In the event that agreed upon production targets at Blackwater are not achieved by the 7th, 8th, or 9th anniversary of closing of the Transaction, New Gold will be entitled to receive additional cash payments of C$28 million on each of those dates; and

•  C$20 million in Consideration Shares upon closing of the Transaction, subject to New Gold not acquiring more than 9.9% of Artemis’ issued and outstanding common shares, in which case the difference between C$20 million and the value of the Consideration Shares issued to New Gold shall be added to the Second
Instalment.

Additional Transaction Details

The Transaction is subject to customary closing conditions, including Artemis shareholder approval and required regulatory approvals. Artemis intends to fund the initial cash payment through a combination of cash on hand and an equity financing. An insider of Artemis has agreed to provide a backstop commitment of up to C$120 million. As such, the Transaction is not subject to a financing condition. The Transaction is expected to close in the third quarter of 2020.

If Artemis issues units (comprised of common shares and warrants or other convertible securities) to finance the initial cash payment, New Gold will receive such units in lieu of common shares, but any convertible security of Artemis issued to New Gold will contain a term that will prevent New Gold from holding more than 9.9% of the Artemis common shares.

In connection with New Gold's acquisition of the Consideration Shares, New Gold will agree to hold the Consideration Shares for a period of 15 months from the date of closing. New Gold will also agree not to participate in any proxy contest involving Artemis or to seek to control or influence the board of directors or management of Artemis during such 15 month period.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7	Omitted Information No information has been omitted.

Item 8	Executive Officer Sean Keating, Vice President, General Counsel and Corporate Secretary (416) 324-6000

Item 9	Date of Report June 19, 2020

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this material change report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates” “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this material change report include, among others, the potential timing for the closing of the Transaction and the proceeds of the Transaction to be received by New Gold.

All forward-looking statements in this material change report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, New Gold’s latest annual and quarterly management's discussion and analysis (“MD&A”), Annual Information Form and current technical reports filed at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the risk that all consents and approvals required to give effect to the Transaction will not be obtained in a timely fashion or at all; and the “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.